UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SOCIAL REALITY, INC.

(Name of Issuer)

 Class A common shares, par value $0.001 per share

(Title of Class of Securities)

83362P102

(CUSIP Number)

G. Tyler Runnels

c/o T. R. Winston & Company

2049 Century Park East, Suite 320

Los Angeles, California 90067

(310) 424-1999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83362P102	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON G. Tyler Runnels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 412,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 412,784

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83362P102	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Steven Antebi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 450,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83362P102	13D	Page 4 of 9 Pages

Item 1.	Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the Class A common stock, par value $0.001 per share (“Class A Stock”), of Social Reality, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 456 Seaton Street, Los Angeles, California 90013.

Item 2.	Identity and Background.

(a)         This Report is being filed on behalf of G. Tyler Runnels and Steven Antebi (collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) of Regulation 13D under the Securities Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are jointly filing this Report, because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons’ agreement to file jointly is attached as Exhibit A to this Report.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each of the Reporting Persons declares that neither the filing of this Report nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)         The address of Mr. Runnels is c/o T. R. Winston & Company, 2049 Century Park East, Suite 320, Los Angeles, California 90067.

The address of Mr. Antebi is 17984 Boris Drive, Encino, California 91316.

(c)         Mr. Runnels’ principal occupation is as Chairman and Chief Executive Officer of T. R. Winston & Company, a merchant, corporate and investment banking firm with its principal address at 2049 Century Park East, Suite 320, Los Angeles, CA 90067.

Mr. Antebi’s principal occupation is as a consultant.

(d)-(e)    During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

(a)         Mr. Runnels acquired the shares of Class A Stock beneficially owned by him with approximately $1,123,700 of his personal funds. The shares held by T. R. Winston & Company, LLC (“TR Winston”) were acquired for approximately $322,500 from its working capital. The shares held by High Tide LLC (“High Tide”) were acquired for approximately $50,000 from personal funds. The shares held by TRW Capital Growth Fund LP (“TRW Capital Management”) were acquired for approximately $280,000 from personal funds (See Item 5).

CUSIP No. 83362P102	13D	Page 5 of 9 Pages

(b)         Mr. Antebi acquired the shares of Class A Stock beneficially owned by him for approximately $825,000 of his personal funds exclusive of shares issued for consulting services.

Item 4.	Purpose of the Transaction

The shares of Class A Stock owned beneficially by each of the Reporting Persons were originally acquired for investment purposes.

(a)         Depending upon market conditions, other available investment opportunities, the availability of shares of Class A Stock at prices that would make the purchase of additional shares attractive, and developments regarding the matters discussed below, either or both of the Reporting Persons may seek to increase their respective ownership of shares of Class A Stock. Either or both of the Reporting Persons also may determine to dispose of all or a portion of their respective shares of Class A Stock. Any such transactions in the Class A Stock may be made on the open market or in privately negotiated transactions, or otherwise, on such terms and at such times as each Reporting Persons may deem advisable.

(b)         The Reporting Persons have consistently been disappointed with the management of the Issuer, the Issuer’s performance and its communication with the Reporting Persons, all of which the Reporting Persons believe have contributed to a steep decline in the market price of the Class A Stock over the past year. Additionally, the Reporting Persons have questioned the strategy and tactics of the Issuer, which include its decisions concerning capital markets transactions. The Reporting Person have expressed their view during informal discussions with management and members of the board of directors of the Issuer, and intend to consider whether to formally seek changes in the present management or directors of the Issuer. The Reporting Persons are also considering the possible appointment of one or more suitable directors to fill current or future vacancies on the board of directors.

In connection with the activities described above, the Reporting Persons have expressed, and may continue to express, their views regarding the Issuer to other persons, including, without limitation, other Class A Stockholders.

Apart from the above, neither of the Reporting Persons intends to consider or propose plans to change the present directors or management of the Issuer and other actions in the nature of those listed in Items 4(a) - (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The following information is based upon 7,806,840 shares of Class A Stock outstanding as of January 25, 2017 as reported in the Issuer’s Rule 424(b)(3) prospectus filed with the Securities and Exchange Commission on February 3, 2017.

(a-b)         The number of shares of Class A Stock owned beneficially by Mr. Runnels includes 281,818 shares which are held by the Runnels Family Trust DTD 1-11-2000 (the “Runnels Family Trust”), of which Mr. Runnels and his wife, Jasmine N. Runnels, are co-trustees and, as such, share voting and dispositive powers as to such shares.

CUSIP No. 83362P102	13D	Page 6 of 9 Pages

The number of shares of Class A Stock owned beneficially by Mr. Runnels also include: (ii) 10,000 shares which are held by High Tide, a family investment vehicle, of which Mr. Runnels is 80% owner and the sole manager; (iii) 64,804 shares which are held by TR Winston, of which Mr. Runnels is the majority owner, Chairman of the Board and Chief Executive Officer; and (iv) 56,000 shares which are held by TRW Capital Management, a family investment vehicle, of which Mr. Runnels is the sole owner and the sole manager. Mr. Runnels has sole voting and dispositive powers as to the foregoing shares.

The number of shares of Class A Stock owned beneficially by Mr. Runnels excludes: (i) 55,000 shares underlying warrants of the Issuer which are held by the Runnels Family Trust; (ii) 5,000 shares underlying a warrant of the Issuer which is held by High Tide; (iii) 277,532 shares underlying warrants of the Issuer which are held by TR Winston; and (iv) 26,000 shares underlying a warrant which is held by TRW Capital Management. Under the terms of the warrants, the holder may not exercise the warrants to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of Class A common stock which would exceed 4.99% of the outstanding shares of Class A Stock following such exercise. This limitation (the “Blocker”) may be increased to 9.99% at the holder’s option upon 61 days’ notice to the Issuer.

The shares of Class A Stock owned beneficially by Mr. Runnels do not include the shares of Class A Stock owned beneficially by Mr. Antebi, as to which shares Mr. Runnels disclaims beneficial ownership.

Mr. Antebi owns beneficially 450,000 outstanding shares of Class A Stock as to which he has sole voting and dispositive powers.

The number of Class A Stock owned beneficially by Mr. Antebi excludes 267,500 shares of Class A Stock issuable upon the exercise of warrants of the Issuer which he holds. The warrants contain the Blocker described above.

The shares of Class A Stock owned beneficially by Mr. Antebi do not include the shares of Class A Stock owned beneficially by Mr. Runnels, as to which shares Mr. Antebi disclaims beneficial ownership.

(c)         The following table sets forth the transactions in the Issuer’s Class A Stock that were effected during the past sixty days by Mr. Antebi. All transactions were effected in the open market.

CUSIP No. 83362P102	13D	Page 7 of 9 Pages

Quantity	Price	Action Name US	Trade Date	Settled Date	Amount
-4000	2.4259	Sell	3/1/2017	3/6/2017	9695.93
-3000	2.655	Sell	2/23/2017	2/28/2017	7957.48
-1000	2.704	Sell	2/23/2017	2/28/2017	2696.84
-1000	2.6706	Sell	2/23/2017	2/28/2017	2663.44
-1000	2.714	Sell	2/23/2017	2/28/2017	2706.84
965	3.026	Buy	2/16/2017	2/22/2017	-2927.09
-965	3.08833	Sell	2/15/2017	2/21/2017	2973.07
2500	2.996	Buy	2/2/2017	2/7/2017	-7497
2500	2.989168	Buy	2/2/2017	2/7/2017	-7479.92
-1500	3.25733	Sell	2/1/2017	2/6/2017	4878.74
-1000	3.2037	Sell	2/1/2017	2/6/2017	3196.53
-2500	2.95084	Sell	1/31/2017	2/3/2017	7369.67
5000	2.81	Buy	1/31/2017	2/3/2017	-14057
-500	3.07592	Sell	1/31/2017	2/3/2017	1530.89
500	2.992	Buy	1/31/2017	2/3/2017	-1503
-265	3.6513	Sell	1/27/2017	2/1/2017	960.54
265	3.37	Buy	1/27/2017	2/1/2017	-900.05

(d)         The information set forth in Item 4, above is incorporated herein by reference.

(e)         Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Class A Stock owned beneficially by the Reporting Persons.

(f)         Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
A	Agreement Regarding the Joint Filing of Schedule 13D

CUSIP No. 83362P102	13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2017	/s/ G. Tyler Runnels
G. Tyler Runnels

Dated: March 29, 2017	/s/ Steven Antebi
Steven Antebi

CUSIP No. 83362P102	13D	Page 9 of 9 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby execute this Agreement as an exhibit to this Schedule 13D to evidence the agreement in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, joint file this Schedule 13D.

Dated: March 29, 2017	/s/ G. Tyler Runnels
G. Tyler Runnels

Dated: March 29, 2017	/s/ Steven Antebi
Steven Antebi